EXHIBIT 21.1
OIL STATES INTERNATIONAL, INC.
SUBSIDIARIES

SUBSIDIARY	STATE/COUNTRY

E-Flow Control Holding Limited	United Kingdom

GEODynamics, Inc.	Delaware

GEODynamics (U.K.) Limited	United Kingdom

Oil States Energy Services (Canada) Inc.	Alberta, Canada

Oil States Energy Services Holding, Inc.	Delaware

Oil States Energy Services L.L.C.	Delaware

OIS Cyprus Limited	Cyprus

Oil States Industries, Inc.	Delaware

Oil States Industries (Asia) Pte Ltd.	Singapore

Oil States Industries do Brasil - Instalacoes Maritimas Ltda	Brazil

Oil States Industries 1 B.V.	Netherlands

Oil States Industries (India) Private Limited	India

Oil States Industries Singapore Holdco B.V.	Netherlands

Oil States Industries US, Inc.	Delaware

Oil States Industries (UK) Limited	United Kingdom

Oil States Management Inc.	Delaware

Oil States Industries (Thailand) Ltd.	Thailand

Oil States Skagit SMATCO L.L.C.	Delaware

OSES International, LLC	Delaware

Tempress Technologies, Inc.	Washington